UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Innocoll AG

(Name of Issuer)

American Depositary Shares, each
representing 1/13.25 of an Ordinary Share
Ordinary Shares, €1.00 notional value per share

(Title of Class of Securities)

45780Q103

(CUSIP Number)

Ron Carlson, Esq.
NewSmith Opportunities
Private Equity Fund L.P.
10th Floor, 1 Knightsbridge Green
London SW1X 7QA, Great Britain
Telephone: +44 20 7045 0702

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

October 26, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45780Q103

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. NewSmith Opportunities Private Equity Fund L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Great Britain

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 84,431 Shares
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 84,431 Shares
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 84,431 Shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%[1]
14.	TYPE OF REPORTING PERSON PN

1 This percentage is based on 1,829,206 Ordinary Shares outstanding, as of the date of Innocoll AG's Preliminary Prospectus, as filed with the Securities and Exchange Commission (the "SEC") on September 29, 2015 (the "Prospectus") as part of Innocoll AG's Registration Statement on Form F-3 declared effective on October 9, 2015, as reported in the Prospectus.

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This Amendment No. 1 to the statement on Schedule 13D ("Amendment No. 1") is being filed by NewSmith Opportunities Private Equity Fund L.P. (the "Reporting Person") to amend the statement on Schedule 13D, filed by the Reporting Person on August 4, 2014 (the "Original Schedule 13D" and, together with Amendment No. 1, the "Schedule 13D").

This Amendment No. 1 relates to the beneficial ownership of Ordinary Shares, notional value, €1.00 per share (each, a "Share," and collectively, the "Shares"), including Ordinary Shares represented by American Depositary Shares (each, an "ADS"), each representing 1/13.25 of an Ordinary Share, of Innocoll AG, a German stock corporation ("Innocoll" or the "Issuer"). This Amendment No. 1 reflects changes to beneficial ownership as a result of the disposition of Shares by the Reporting Person. Except as otherwise provided herein, each Item of the Original Schedule 13D remains unchanged.

As of November 5, 2015, the Reporting Person beneficially owned an aggregate of 84,431 Shares, representing approximately 4.6% of the Shares of Innocoll issued and outstanding.

This Amendment No. 1 constitutes the final amendment to the Schedule 13D and an exit filing for the Reporting Person.

Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended to read in its entirety as follows:

This Schedule 13D relates to the Shares of Innocoll. The principal executive offices of Innocoll are located at Unit 9, Block D, Monksland Business Park, Monksland, Athlone, Ireland.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended to read in its entirety as follows:

(a) – (c) This Schedule 13D is being filed by the Reporting Person, which has sole voting and dispositive power over 84,431 Shares.

The Reporting Person is a limited partnership organized under the laws of England. The general partner of the Reporting Person is NSCGP, Limited (formerly NewSmith Capital G.P. Limited).

The address for the Reporting Person is 10th Floor, I Knightsbridge Green, London SW1X 7QA, Great Britain and the address for NSCGP Limited is c/o Throgmorton, 4th Floor, Reading Bridge House, George Street, Reading, RG1 8LS, England.

The principal business of the Reporting Person is the venture capital investment business.

(d) – (e) During the five years prior to the date hereof, the Reporting Person has not been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended to read in its entirety as follows:

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As reported in the initial public offering ("IPO") prospectus filed by the Issuer on July 25, 2014, the Reporting Person beneficially owned the Shares prior to the Issuer's IPO, for which the Reporting Person used funds from its working capital.

However, in a private transaction on October 26, 2015, NewSmith Opportunities Private Equity Fund L.P. sold to Michinoko Limited i) an aggregate of 586,048 ADSs at a price of $12 per ADS and ii) an option to purchase 24,648 Shares for an aggregate price of $800,000.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to read in its entirety as follows:

The Reporting Person acquired the Shares for investment purposes.

However, in a private transaction on October 26, 2015, NewSmith Opportunities Private Equity Fund L.P. sold to Michinoko Limited i) an aggregate of 586,048 ADSs at a price of $12 per ADS and ii) an option to purchase 24,648 Shares for an aggregate price of $800,000.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended to read in its entirety as follows:

(a) – (b)	The responses to Items 7 to 13 on page two of this Schedule 13D are incorporated herein by reference. The percentage of Shares outstanding reported as beneficially owned by the Reporting Person set forth on page two as of the date hereof is based on 1,829,206 Shares outstanding, as of the date of Innocoll's Prospectus, as reported in the Prospectus.

(c)	In a private transaction on October 26, 2015, NewSmith Opportunities Private Equity Fund L.P. sold to Michinoko Limited i) an aggregate of 586,048 ADSs at a price of $12 per ADS and ii) an option to purchase 24,648 Shares for an aggregate price of $800,000.

(d)	None

(e)	On October 26, 2015 the Reporting Person ceased to be the beneficial owner of more than five percent of Innocoll's Shares.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 6, 2015

Signature:

NewSmith Opportunities Private Equity Fund L.P.

By:	NSCGP, Limited, its General Partner

By:	/s/ Ron Carlson, Esq.
Name:	Ron Carlson, Esq.
Title:	Director

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